UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               For August 14, 2003

                             Commission File Number:


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----

HIGHLIGHTS
(Stated in thousands of dollars, except per share amounts)

=========================================================================================================================
                                        Three months ended June 30,             Six months ended June 30,
                                           2003         2002        % Change    2003            2002         % Change
Financial Results
Revenue                               $   356,561  $   324,328          9.9  $    956,234  $   862,931        10.8
Operating earnings (1)                     10,168        2,577        294.6       126,157      114,176        10.5
Earnings from continuing operations         6,473        1,412        358.4        78,250       66,468        17.7
Net earnings                               10,862        3,327        226.5        95,759       70,156        36.5
Diluted earnings per share:
    From continuing operations                  0.12                    0.03300.0          1.42                1.2216.4
    After discontinued operations               0.20                    0.06233.3          1.74                1.2835.9
Funds provided by
    continuing operations                  20,750        9,494        118.6       151,460      123,998        22.1
=========================================================================================================================

                                                                                Jun. 30                     Dec. 31
                                                                                2003            2002
Financial Position
Working capital                                                              $    172,516  $   210,256
Long-term debt (2)                                                           $    411,144  $   514,878
Long-term debt to long-term debt plus equity (2)                                        0.20                   0.25
-------------------------------------------------------------------------------------------------------------------------

(1)  See explanation on page 8
(2)  Excludes current portion of long-term debt

This discussion should be read in conjunction with the annual audited consolidated financial statements of Precision Drilling Corporation (Corporation) for the fiscal year ended December 31, 2002, as well as the Management Discussion and Analysis which appears on pages 37 to 49 of the Corporation's 2002 annual report, and with the interim financial statements for the periods ending June 30, 2003.

OVERVIEW AND OUTLOOK

         Earnings per share from continuing operations for the three months ended June 30, 2003 was $0.12 compared to $0.03 in the same quarter of 2002. Included in earnings from continuing operations is a $1.2 million ($0.02 per share) gain on disposal of equity investments and a $4.3 million ($0.05 per share) writedown of operating assets in the Technology Services segment. Also during the quarter the Corporation sold its interest in an Argentinian drilling rig joint venture realizing a gain on disposal of discontinued operations of $4.4 million or $0.08 per share, bringing total earnings per share to $0.20. For the six month period ended June 30, 2003, earnings per share from continuing operations was $1.42 compared to $1.22 for the same period in 2002.

         Revenue of $356.6 million for the quarter increased by $32.2 million or 10% over the prior year. The majority of this increase came from the Corporation's Canadian operations. Uncertainty as to the timing and duration of spring breakup always presents challenges in predicting second quarter operating results and this year was no exception. Strong first quarter demand for services continued into the second quarter; however activity levels were curtailed by heavy snowfalls late in the season and extended periods of rain throughout most of the Western Canadian Sedimentary Basin limiting access to drilling sites. During the quarter Precision had as many as 80 drilling rigs waiting on weather conditions to allow them to go to work. The Corporation's Canadian operations should continue to be the driver for improved earnings in 2003. Customer requests for services indicate that the activity shortfall experienced in the second quarter should be made up in the second half of the year.

         The Technology Services segment continues with its new tool build program. The active fleet of HEL(TM) (Hostile Environment Logging) was at 99 strings at June 30. All regional operations have now carried out HEL(TM) jobs with critical mass now established in Mexico. Future investment is being directed to increasing tool sizes and expanding concurrent job capability.

         The 4 3/4" Revolution(TM) rotary steerable tool was deployed on eight wells during the second quarter of 2003. The current fleet of 4 3/4" tools stands at 11 units with the construction of 20 more tools scheduled for the balance of 2003. The design work for the 6 3/4" rotary steerable is virtually complete and materials have been ordered to build the initial prototypes. Bench testing of the 6 3/4" prototypes is scheduled for November and December with field tests planned for January, 2004.

         The TorkBuster(TM) tool is also being deployed in the field with a total of 60 runs being completed to date. There are currently 19 TorkBuster(TM) tools (12 - 61/2", 7 - 4 3/4") in the fleet.

         Management continues to focus on prioritizing the deployment of these new tools and improving the efficiency of operations in the Technology Services segment. The segment's strategic business plan is also being reviewed to incorporate market developments. Future capital spending decisions and assessment of the carrying value of the Corporation's investment in the Technology Services segment will be based upon the results of this process.

         During the quarter the Corporation was pleased to announce a US $339 million extension of its multi-well integrated services contract for work in the Burgos basin in northern Mexico through its affiliate PD Mexicana S. de R.L. de C.V. (a jointly owned company). The drilling activity will be a seamless continuation of the initial contract and involves the mobilization of an additional three rigs by the Corporation bringing the total number of rigs working under this contract to 10. The Corporation will continue as lead contractor and will supply services from its other business units.

SEGMENT                                                                   REVIEW
(Stated in thousands of dollars)
===================================================================================================================
                                        Three months ended June 30,             Six months ended June 30,
                                           2003         2002        % Change    2003            2002         % Change
Operating earnings: (1)
    Contract Drilling                 $    19,552  $    15,764         24.0  $    124,315  $   117,861         5.5
    Technology Services                   (15,449)     (15,965)         3.2        (6,485)      (7,942)       18.3
    Rental and Production                  14,275       10,480         36.2        22,610       19,473        16.1
    Corporate and Other                    (8,210)      (7,702)        (6.6)      (14,283)     (15,216)        6.1
-------------------------------------------------------------------------------------------------------------------
                                      $    10,168  $     2,577        294.6  $    126,157  $   114,176        10.5

(1)  See explanation on page 8

CONTRACT DRILLING
(Stated in thousands of dollars, except per day/hour amounts)
===================================================================================================================
                                                                                   % of                     % of
Three months ended June 30,                                          2003       Revenue      2002        Revenue
Revenue                                                          $   139,082             $   122,120
Expenses:
    Operating                                                        100,400       72.1       87,524        71.7
    General and administrative                                         6,536        4.7        7,479         6.1
    Depreciation and amortization                                     12,660        9.1       11,479         9.4
    Foreign exchange                                                     (66)      --           (126)       (0.1)
Operating earnings                                               $    19,552       14.1  $    15,764        12.9
-------------------------------------------------------------------------------------------------------------------
                                                                                                      % Change

Number of drilling rigs (end of period)                                  239                     239        --
Drilling operating days                                                6,500                   4,966        30.9
Drilling revenue per operating day                               $    15,820             $    16,839        (6.1)
Number of service rigs (end of period)                                   240                     242        (0.8)
Service rig operating hours                                           77,018                  74,946         2.8
Service revenue per operating hour                               $       409             $       405         1.0
-------------------------------------------------------------------------------------------------------------------

===================================================================================================================
                                                                                   % of                     % of
Six months ended June 30,                                            2003       Revenue      2002        Revenue

Revenue                                                          $   474,394             $   426,680
Expenses:
    Operating                                                        297,466       62.7      259,953        61.0
    General and administrative                                        15,185        3.2       16,734         3.9
    Depreciation and amortization                                     38,273        8.1       32,030         7.5
    Foreign exchange                                                    (845)      (0.2)         102        --
-------------------------------------------------------------------------------------------------------------------
Operating earnings                                               $   124,315       26.2  $   117,861        27.6
-------------------------------------------------------------------------------------------------------------------
                                                                                                      % Change

Number of drilling rigs (end of period)                                  239                     239        --
Drilling operating days                                               21,966                  18,223        20.5
Drilling revenue per operating day                               $    15,953             $    16,896        (5.6)
Number of service rigs (end of period)                                   240                     242        (0.8)
Service rig operating hours                                          215,936                 204,234         5.7
Service revenue per operating hour                               $       465             $       463         0.4
-------------------------------------------------------------------------------------------------------------------

         The Contract Drilling Group's revenue increased by 14% in the second quarter compared to the same quarter last year. For the six-month period, revenue has increased 11% from the prior year.

         In Canada, the rig fleet achieved 5,605 operating days for a 27% utilization in the quarter compared to 4,146 operating days last year with a 20% utilization. The increase in rig operating days of 35% for the quarter and 23% for the six-month period follows the overall industry activity. Average revenue per day was down marginally in the second quarter of 2003 compared to the second quarter of 2002 due to the mix of equipment working. However, rig day rates remained consistent with the second quarter of 2002. Pricing in Canada is expected to improve in 2003 as anticipated activity reaches record levels.

         During the quarter the Corporation experienced an increase in international drilling activity as the number of operating days increased over the same quarter in 2002 by 41% to 895 days. The increase in days is the result of increased activity in Mexico and a one rig project in India. The Corporation has entered into a second rig contract in India, is mobilizing another rig to the Middle East and is adding three rigs to its fleet in Mexico.

         In 2002 the Corporation was carrying on drilling operations in the US and accumulated 186 and 405 rig operating days in the three and six month periods ended June 30, 2002, respectively. No such operations were carried on in 2003.

         The service rig fleet generated 77,018 operating hours in the second quarter, up 3% from the same quarter last year. Average hourly rates have remained consistent with the second quarter of 2002.

         Operating earnings for the quarter as a percentage of revenue for Contract Drilling increased from 13% to 14%. The increase is due to increased activity in Canada partially offset by activity disruptions in Venezuela and the impact of a one time benefit received from the early cancellation of an international contract received in 2002.

TECHNOLOGY SERVICES
(Stated in thousands of dollars)
===================================================================================================================
                                                                                % of                       % of
Three months ended June 30,                                          2003    Revenue         2002       Revenue
Revenue                                                          $   153,647             $   146,991
Expenses:
    Operating                                                        122,728       79.9      115,447        78.5
    General and administrative                                        16,948       11.1       21,374        14.6
    Depreciation and amortization                                     21,085       13.7       13,986         9.5
    Research and engineering                                           8,364        5.4        8,227         5.6
    Foreign exchange                                                     (29)      --          3,922         2.7
Operating loss                                                   $   (15,449)     (10.1) $   (15,965)      (10.9)
-------------------------------------------------------------------------------------------------------------------
                                                                                                      % Change

Wireline jobs performed                                                7,735                   6,321        22.4
Directional wells drilled                                                553                     372        48.7
Well testing/CPD (1) man-days (Canada only)                            7,466                   8,329       (10.4)
-------------------------------------------------------------------------------------------------------------------

===================================================================================================================
                                                                                % of                       % of
Six months ended June 30,                                            2003    Revenue         2002       Revenue
Revenue                                                          $   368,387             $   333,187
Expenses:
    Operating                                                        277,038       75.2      248,748        74.7
    General and administrative                                        39,673       10.8       43,207        12.9
    Depreciation and amortization                                     41,593       11.3       29,676         8.9
    Research and engineering                                          17,645        4.8       16,288         4.9
    Foreign exchange                                                  (1,077)      (0.3)       3,210         1.0
Operating loss                                                   $    (6,485)      (1.8) $    (7,942)       (2.4)
-------------------------------------------------------------------------------------------------------------------
                                                                                                      % Change

Wireline jobs performed                                               17,753                  15,573        14.0
Directional wells drilled                                              1,362                     787        73.1
Well testing/CPD (1) man-days (Canada only)                           25,983                  26,549        (2.1)
-------------------------------------------------------------------------------------------------------------------

(1)  Controlled Pressure Drilling (CPD)

         In the current quarter, revenue for the Technology Services segment was 5% higher than the comparable quarter of 2002. Increases were experienced in all geographical regions except Europe/Africa and the Mexico integrated services project. The most significant increase was realized in the Middle East region where revenue increased $6.7 million (a 113% increase over 2002) due to the start up of wireline operations in Yemen and additional Controlled Pressure Drilling contracts in the last 12 months. The US region has experienced revenue growth in line with the increased rig count. Revenue for the quarter was contributed from Canada at 31% (2002 - 32%), US 26% (2002- 24%) and International 43% (2002 - 44%).

         Operating earnings as a percentage of revenue improved moderately from a loss of 11% in the second quarter of 2002 to a loss of 10% this year. Excluding the $4.3 million writedown of operating assets, operating earnings as a percentage of revenue would have been a loss of 7%. Depreciation expense increased as a result of asset writedowns, increased capital assets and a gain on disposal of capital assets in 2002 of $2.7 million compared to a loss on disposal in 2003 of $0.4 million. Total capital expenditures in the Technology Services segment in the last twelve months have been $233.3 million.

         The steps initiated in the first quarter to reduce costs and improve profitability are continuing. In certain international locations these steps have proven to be a significant challenge and will require more time and attention to achieve desired results.

RENTAL AND PRODUCTION
(Stated in thousands of dollars)
===================================================================================================================
                                                                                % of                       % of
Three months ended June 30,                                          2003    Revenue         2002       Revenue
Revenue                                                          $    63,832             $    55,217
Expenses:
    Operating                                                         44,467       69.7       38,600        69.9
    General and administrative                                         1,855        2.9        2,349         4.2
    Depreciation and amortization                                      2,973        4.6        3,370         6.1
    Foreign exchange                                                     262        0.4          418         0.8
Operating earnings                                               $    14,275       22.4  $    10,480        19.0
-------------------------------------------------------------------------------------------------------------------
                                                                                                    % Increase

Equipment rental days (000's)                                            173                     125        38.4
Plant maintenance man-days (000's)                                        81                      73        11.0
-------------------------------------------------------------------------------------------------------------------

===================================================================================================================
                                                                                % of                       % of
Six months ended June 30,                                            2003    Revenue         2002       Revenue

Revenue                                                          $   113,453             $   103,064
Expenses:
    Operating                                                         79,631       70.2       71,602        69.4
    General and administrative                                         4,445        3.9        4,843         4.7
    Depreciation and amortization                                      6,292        5.6        6,664         6.5
    Foreign exchange                                                     475        0.4          482         0.5
Operating earnings                                               $    22,610       19.9  $    19,473        18.9
-------------------------------------------------------------------------------------------------------------------
                                                                                                    % Increase

Equipment rental days (000's)                                            395                     299        32.1
Plant maintenance man-days (000's)                                       141                     131         7.6
-------------------------------------------------------------------------------------------------------------------

         The Rental and Production Group experienced an increase in revenue of 16% over the prior year to $63.8 million. The segment's rental division realized higher revenues due to increased rental days and a modest increase in revenue per rental day driven by the activity levels in Canada. Industrial plant maintenance revenue was up on the prior year by 11% due to an increase in activity in Canada. The second quarter of a year is typically the busiest quarter for industrial plant maintenance.

CORPORATE AND OTHER EXPENSES

         Corporate and other expenses of $8.2 million for the second quarter have remained relatively consistent with the prior year. General and administrative costs included in corporate and other expenses are comprised primarily of head office functions.

OTHER ITEMS

         Interest expense for the three months ended June 30, 2003 was $9.0 million, an increase of $0.4 million or 5% from the same period last year. The increase is the result of an increase in average net debt outstanding as the balance increased from $557.5 million for the second quarter in 2002 to $588.3 million in 2003. Net debt is defined as long-term debt, including current portion, plus bank indebtedness less cash. The increase in average net debt is principally due to capital spending in excess of funds provided from operations over the last 6 months of 2002. For the first six months of 2003 capital spending, net of proceeds of disposal, is in line with funds provided by continuing operations.

         The effective tax rate on earnings before income taxes, non-controlling interest and discontinued operations was a recovery of 185% in comparison to a recovery of 131% in the prior year. The tax benefit derived from how the Corporation has structured its foreign operations is amplified in the second quarter and amounts to approximately $0.09 per share for the three months ended June 30, 2003.

         During July the Corporation issued 14,600 shares on the exercise of stock options.

LIQUIDITY AND CAPITAL RESOURCES

         Funds generated from continuing operations for the current quarter were $20.8 million up 119% from the prior year of $9.5 million. For the six month period ended June 30, 2003 funds generated from continuing operations was $151.5 million, up 22% from the prior year. Working capital decreased from $210.3 million at December 31, 2002 to $172.5 million at June 30, 2003 and the working capital ratio declined marginally from 1.54 to 1.46.

         The Corporation spent $84.7 million and $157.2 million on capital additions, net of proceeds of disposal, in the three and six month periods ended June 30, 2003, respectively. The principal capital additions related to the Corporation's expansion in the Technology Services segment as the Corporation continues its new technology roll out and global expansion. During the first quarter the Corporation received $60.4 million on the sale of Energy Industries Inc. During the second quarter the Corporation received $7.6 million on the disposal of investments, $6.9 million on the sale of an Argentina joint venture and $3.9 million on the exercise of stock options while repaying a net $119.7 million on the debt facilities.

         The Corporation's total borrowing at June 30, 2003 amounted to $548.3 million of which 67% was fixed and 33% was floating. The Corporation's long-term debt to long-term debt plus equity ratio improved from 0.25 as at December 31, 2002 to 0.20 as at June 30, 2003. The Corporation has unused lines of credit amounting to $269.4 million at the end of the second quarter.

NON-GAAP MEASURE

(1) Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by the Corporation's principal business activities prior to consideration of how those activities are financed or how the results are taxed in various jurisdictions. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision's performance. Precision's method of calculating operating earnings may differ from other companies and, accordingly, operating earnings may not be comparable to measures used by other companies.


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this interim report, including statements which may contain words such as "could", "plans", "should", "anticipates", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements including, but not limited to, statements as to: future capital expenditures, including the amount and nature thereof; oil and gas prices and demand; expansion and other development trends of the oil and gas industry; business strategy; expansion and growth of the Corporation's business and operations, including the Corporation's market share and position in the domestic and international drilling markets; and other such matters.

         These statements are based on certain assumptions and analyses made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform with the Corporation's expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation's expectations, including: fluctuations in the price and demand of oil and gas; fluctuations in the level of oil and gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the existence of competitors, technological changes and developments in the oil and gas industry; the ability of oil an gas companies to raise capital; the effects of severe weather conditions on operations and facilities; the existence of operating risks inherent in the well servicing, contract drilling and ancillary oilfield services; political circumstances impeding the progress of work in any of the countries in which the Corporation does business; identifying and acquiring suitable acquisition targets on reasonable terms; general economic, market or business conditions, including stock market volatility; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by the Corporation.

         Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Balance Sheets
(Stated in thousands of dollars)
===================================================================================================================
                                                                                June 30,         December 31,
                                                                                   2003                 2002
                                                                                (unaudited)
Assets
Current assets:
    Cash                                                                        $     10,957     $      17,315
    Accounts receivable                                                              414,956           443,799
    Income taxes recoverable                                                           7,568             7,804
    Inventory                                                                        114,081           132,909
-------------------------------------------------------------------------------------------------------------------
                                                                                     547,562           601,827
Property, plant and equipment, net of accumulated depreciation                     1,573,462         1,521,444
Intangibles, net of accumulated amortization                                          69,150            72,380
Goodwill                                                                             537,692           546,921
Other assets                                                                          11,217            17,443
-------------------------------------------------------------------------------------------------------------------
                                                                                $  2,739,083     $   2,760,015

Liabilities and Shareholders' Equity
Current liabilities:
    Bank indebtedness (Note 5)                                                  $    114,503     $      95,321
    Accounts payable and accrued liabilities                                         237,890           268,568
    Current portion of long-term debt                                                 22,653            27,682
-------------------------------------------------------------------------------------------------------------------
                                                                                     375,046           391,571
Long-term debt                                                                       411,144           514,878
Future income taxes                                                                  311,400           318,547
Non-controlling interest                                                               2,585             2,019
Shareholders' equity:
    Share capital                                                                    923,065           912,916
    Retained earnings                                                                715,843           620,084
-------------------------------------------------------------------------------------------------------------------
                                                                                   1,638,908         1,533,000
                                                                                $  2,739,083     $   2,760,015
Common shares outstanding (000's)                                                     54,399            54,067
Common share purchase options outstanding (000's)                                      3,741             4,119

Consolidated Statements of Earnings and Retained Earnings (unaudited)
(Stated in thousands of dollars, except per share amounts)
===================================================================================================================
                                                        Three months ended              Six months ended
                                                             June 30,                       June 30,
                                                          2003            2002          2003            2002
Revenue                                                $  356,561    $   324,328    $  956,234     $   862,931
Expenses:
    Operating                                             267,595        241,571       654,510         580,303
    General and administrative                             31,952         37,835        68,660          77,874
    Depreciation and amortization                          37,914         29,904        88,527          70,496
    Research and engineering                                8,364          8,227        17,645          16,288
    Foreign exchange                                          568          4,214           735           3,794
-------------------------------------------------------------------------------------------------------------------
                                                          346,393        321,751       830,077         748,755
Operating earnings                                         10,168          2,577       126,157         114,176
Interest                                                    8,965          8,543        18,400          17,460
Dividend Income                                                --            (39)           --             (39)
Gain on disposal of investments                            (1,164)            --        (1,164)             --
-------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, non-controlling interest
    and discontinued operations                             2,367         (5,927)      108,921          96,755

Income taxes:
    Current                                                10,882         11,953        32,917          40,666
    Future                                                (15,268)       (19,726)       (2,812)        (11,118)
-------------------------------------------------------------------------------------------------------------------
                                                           (4,386)        (7,773)       30,105          29,548
Earnings before non-controlling interest
    and discontinued operations                             6,753          1,846        78,816          67,207
Non-controlling interest                                      280            434           566             739
-------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                         6,473          1,412        78,250          66,468
Gain on disposal of discontinued operations                 4,389             --        17,460              --
Discontinued operations, net of tax (Note 4)                   --          1,915            49           3,688
-------------------------------------------------------------------------------------------------------------------
Net earnings                                               10,862          3,327        95,759          70,156
Retained earnings, beginning of period                    704,981        595,648       620,084         528,819
-------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                       $  715,843    $   598,975    $  715,843     $   598,975
Earnings per share from continuing operations:
    Basic                                              $        0.12 $         0.03 $        1.44  $         1.24
    Diluted                                            $        0.12 $         0.03 $        1.42  $         1.22
-------------------------------------------------------------------------------------------------------------------
Earnings per share:
    Basic                                              $        0.20 $         0.06 $        1.77  $         1.31
    Diluted                                            $        0.20 $         0.06 $        1.74  $         1.28
-------------------------------------------------------------------------------------------------------------------
Common shares outstanding (000's)                          54,399         53,877        54,399          53,877
Weighted average shares outstanding (000's)                54,325         53,612        54,243          53,434
Diluted shares outstanding (000's)                         55,203         55,047        55,174          54,638

Consolidated Statements of Cash Flow (unaudited)
(Stated in thousands of dollars)
===================================================================================================================
                                                        Three months ended              Six months ended
                                                             June 30,                       June 30,
                                                          2003            2002          2003            2002
Cash provided by (used in):
Continuing operations:
    Net earnings                                       $    6,473    $     1,412    $   78,250     $    66,468
    Items not affecting cash:
       Depreciation and amortization                       37,914         29,904        88,527          70,496
       Gain on disposal of investments                     (1,164)            --        (1,164)             --
       Future income taxes                                (15,268)       (19,726)       (2,812)        (11,118)
       Non-controlling interest                               280            434           566             739
       Amortization of deferred financing costs               322            324           644             648
       Unrealized foreign exchange gain
          on long-term debt                                (7,807)        (2,854)      (12,551)         (3,235)
-------------------------------------------------------------------------------------------------------------------
    Funds provided by continuing operations                20,750          9,494       151,460         123,998
    Changes in non-cash working capital balances          149,607        124,842        (1,097)         28,250
                                                          170,357        134,336       150,363         152,248
-------------------------------------------------------------------------------------------------------------------
Discontinued operations:
    Net earnings                                            4,389          1,915        17,509           3,688
    Items not affecting cash:
       Gain on disposal of discontinued operations         (4,389)            --       (17,460)             --
       Depreciation and amortization                           --            593           133           1,175
       Future income taxes                                     --            (45)           --             369
    Funds provided by discontinued operations                  --          2,463           182           5,232
-------------------------------------------------------------------------------------------------------------------
Investments:
    Business acquisitions (Note 3)                             --             --        (6,800)             --
    Purchase of property, plant and equipment             (91,657)       (59,612)     (168,383)       (106,392)
    Purchase of intangibles                                    --         (1,971)           (6)         (2,086)
    Proceeds on sale of property, plant and equipment       6,909         11,144        11,146          17,302
    Proceeds on disposal of investments                     7,620             --         7,620              --
    Proceeds on disposal of
       discontinued operations (Note 4)                     6,914             --        67,274              --
    Investments                                              (115)            --          (874)           (147)
                                                          (70,329)       (50,439)      (90,023)        (91,323)
-------------------------------------------------------------------------------------------------------------------
Financing:
    Increase in long-term debt                                 --             --        44,960          10,119
    Repayment of long-term debt                          (135,731)       (80,100)     (141,171)        (86,445)
    Issuance of common shares on exercise of options        3,940         14,603        10,149          20,025
    Change in bank indebtedness                            16,023           (483)       19,182           4,131
-------------------------------------------------------------------------------------------------------------------
                                                         (115,768)       (65,980)      (66,880)        (52,170)
Increase (decrease) in cash                               (15,740)        20,380        (6,358)         13,987
Cash, beginning of period                                  26,697          6,838        17,315          13,231
-------------------------------------------------------------------------------------------------------------------
Cash, end of period                                    $   10,957    $    27,218    $   10,957     $    27,218

Notes to Consolidated Financial Statements (unaudited)
(Tabular amounts stated in thousands of dollars, except per share amounts)
--------------------------------------------------------------------------------
1.       BASIS OF PRESENTATION

         These interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's audited financial statements for the year ended December 31, 2002. These interim financial statements conform in all respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Corporation's audited financial statements for the year ended December 31, 2002 contained in the Corporation's 2002 annual report.

2.       SEASONALITY OF OPERATIONS

         The majority of the Corporation's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally our slowest time.

3.       ACQUISITION

         In February, the Corporation acquired the operating assets of MacKenzie Caterers (1984) Ltd., a provider of oilfield camp and catering services, for $6.8 million. The net assets acquired were property, plant and equipment. No value was assigned to intangibles or goodwill.

4.       DISPOSAL OF SUBSIDIARIES

         Effective January 1, 2003 the Corporation sold its 100% owned subsidiary, Energy Industries Inc., for cash proceeds of $ 60.4 million, net of transaction costs and bank indebtedness assumed by the purchaser. Energy Industries Inc. was disposed of as it was not a core business to the Corporations' energy services globalization strategy. Results of Energy Industries Inc.'s operations have been disclosed as discontinued operations in comparative periods. Energy Industries Inc. was a component of the Rental and Production segment.

         In May 2003 the Corporation sold its 50% interest in Energy Equipment Rentals General Partnership ("EER") and Oil Drilling & Exploration (Argentina) SA ("OD&E") for cash proceeds of $ 6.9 million, net of transaction costs. Results of EER and OD&E `s operations have been disclosed as discontinued operations in the current and comparative periods. Both entities were components of the Contract Drilling segment.

5.       BANK INDEBTEDNESS

         In May 2003, the Corporation secured a new $30.0 million revolving demand facility with a Canadian chartered bank. This facility expires on October 31, 2003 and is to be used as bridge financing for the construction of certain drilling rigs and associated assets. At that time it is anticipated that this financing will have been converted to term debt. Advances are available under this facility either at the bank's prime lending rate, U.S. base rate, U.S. Libor plus .65%, or Bankers' Acceptance plus .65% or in combination. The Corporation has drawn $10.8 million on this facility as at June 30, 2003.

6.       STOCK-BASED COMPENSATION PLANS

         The Corporation uses the intrinsic value based method to account for share options and accordingly, no compensation costs have been recognized in the financial statements. In accordance with the Corporation's stock option plans, these options have an exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the six and three month periods ended June 30, 2003 were $19.74 and $17.53 respectively, based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 3.76%, average expected life of 3.37 years and expected volatility of 49% for the six months ended June 30, 2003 and 3.91%, 2.99 years and 49% respectively for the three months ended June 30, 2003.

         Had the Corporation determined compensation costs based on the fair value at the date of grant for stock options granted since January 1, 2002; net earnings and earnings per share (EPS) would have decreased to the pro forma amounts indicated below. These pro forma amounts reflect compensation cost amortized over the options vesting period.

===================================================================================================================
                                                        Three months ended              Six months ended
                                                             June 30,                       June 30,
                                                          2003            2002          2003            2002
Net earnings  - As reported                            $   10,862    $     3,327    $   95,759     $    70,156
              - Pro forma                              $    8,527    $     2,135    $   91,058     $    68,213
Diluted EPS   - As reported                            $        0.20 $         0.06 $        1.74  $         1.28
              - Pro forma                              $        0.15 $         0.04 $        1.65  $         1.25
-------------------------------------------------------------------------------------------------------------------

7.       GUARANTEES

         The Corporation has entered into agreements indemnifying certain parties primarily with respect to environmental, tax and specific third party claims associated with businesses sold by Precision. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for such indemnities as the Corporation's obligations under them are not probable and estimable.

8.       SEGMENT INFORMATION

===================================================================================================================
                                         Contract      Technology     Rental and     Corporate
Three months ended June 30               Drilling       Services      Production     and Other        Total
2003

Revenue                                 $  139,082     $  153,647    $    63,832    $       --     $   356,561
Operating earnings (loss)                   19,552        (15,449)        14,275        (8,210)         10,168
Research and engineering                        --          8,364             --            --           8,364
Depreciation and amortization               12,660         21,085          2,973         1,196          37,914
Total assets                             1,274,722      1,225,377        178,104        60,880       2,739,083
Goodwill                                   257,531        251,589         28,572            --         537,692
Capital expenditures                        21,698         61,180          3,345         5,434          91,657
-------------------------------------------------------------------------------------------------------------------

2002

Revenue                                 $  122,120     $  146,991    $    55,217    $       --     $   324,328
Operating earnings (loss)                   15,764        (15,965)        10,480        (7,702)          2,577
Research and engineering                        --          8,227             --            --           8,227
Depreciation and amortization               11,479         13,986          3,370         1,069          29,904
Total assets                             1,259,952      1,027,329        237,227        80,103       2,604,611
Goodwill                                   257,531        250,045         37,801            --         545,377
Capital expenditures                         9,163         48,859          3,099           462          61,583
-------------------------------------------------------------------------------------------------------------------

===================================================================================================================
                                         Contract      Technology     Rental and     Corporate
Six months ended June 30                 Drilling       Services      Production     and Other        Total

2003

Revenue                                 $  474,394     $  368,387    $   113,453    $       --     $   956,234
Operating earnings (loss)                  124,315         (6,485)        22,610       (14,283)        126,157
Research and engineering                        --         17,645             --            --          17,645
Depreciation and amortization               38,273         41,593          6,292         2,369          88,527
Total assets                             1,274,722      1,225,377        178,104        60,880       2,739,083
Goodwill                                   257,531        251,589         28,572            --         537,692
Capital expenditures*                       29,996        121,208          7,194         9,991         168,389
-------------------------------------------------------------------------------------------------------------------

2002

Revenue                                   $426,680     $  333,187    $   103,064    $       --     $   862,931
Operating earnings (loss)                  117,861         (7,942)        19,473       (15,216)        114,176
Research and engineering                        --         16,288             --            --          16,288
Depreciation and amortization               32,030         29,676          6,664         2,126          70,496
Total assets                             1,259,952      1,027,329        237,227        80,103       2,604,611
Goodwill                                   257,531        250,045         37,801            --         545,377
Capital expenditures                        19,004         77,022         11,710           742         108,478
-------------------------------------------------------------------------------------------------------------------

(1) Certain expenses have been reclassified between segments to more appropriately reflect operating earnings.
*    Excludes business acquisitions.

Shareholder Information

DIRECTORS

W.C. (Mickey) Dunn (2) (3)
Edmonton, Alberta

Robert J.S. Gibson (1) (3)
Calgary, Alberta

Murray K. Mullen (2)
Calgary, Alberta

Patrick M. Murray (1)
Dallas, Texas

Frederick W. Pheasey (3)
Edmonton, Alberta

Hank B. Swartout
Calgary, Alberta

H. Garth Wiggins (1)
Calgary, Alberta

(1)  Audit Committee member
(2)  Compensation Committee member
(3)  Corporate Governance Committee member

OFFICERS

Hank B. Swartout
Chairman of the Board,
President
and Chief Executive Officer

Dale E. Tremblay
Senior Vice President Finance
and Chief Financial Officer

John R. King
Senior Vice President
Technology Services Group

M.J. (Mick) McNulty
Senior Vice President
Operations Finance

R.T. (Bob) German
Vice President Finance and
Chief Accounting Officer

Jan M. Campbell
Corporate Secretary

HEAD OFFICE

Precision Drilling Corporation
4200, 150-6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251
Website: www.precisiondrilling.com

BANKER

Royal Bank of Canada
Calgary, Alberta

LEGAL COUNSEL

Borden Ladner Gervais LLP
Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

Shareholder Information

STOCK EXCHANGE LISTINGS

Common shares of Precision Drilling Corporation are listed on The Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

Toronto (TSX)
January 1, 2003
to June 30, 2003
     High: $56.68
     Low: $45.30
     Volume traded: 36.3 million

New York (NYSE)
January 1, 2003
to June 30, 2003
     High: US $40.52
     Low: US $31.10
     Volume traded: 28.3 million

TRANSFER AGENT
AND REGISTRAR

Computershare Trust
    Company of Canada
Calgary, Alberta

TRANSFER POINT

Computershare Trust
    Company, Inc.
New York, New York

ACCOUNT QUESTIONS

Our Transfer Agent can help you with a variety of shareholder related services, including:

z    Change of address
z    Lost share certificates
z    Transfer of stock to another person
z    Estate Settlement

You can call our Transfer Agent toll free at: 1-888-267-6555

You can write to them at:

Computershare Trust Company
    of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Or you can email them at:
caregistryinfo@computershare.com

Shareholders of record who receive more than one copy of this report can contact our Transfer Agent and arrange to have their accounts consolidated. Shareholders who own Precision shares through a brokerage firm can contact their broker to request consolidation of their accounts.

ONLINE INFORMATION

To receive our news releases by e-mail, or to view this interim report, please visit ourwebsite at www.precisiondrilling.com and refer to the Investor Relations section.

ESTIMATED RELEASE DATES FOR FINANCIAL RESULTS

2003 Third Quarter
     October 30, 2003

2003 Year End Results
     February 12, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   PRECISION DRILLING CORPORATION



                                   Per: /s/ Jan M. Campbell
                                        ---------------------------------------
                                        Jan M. Campbell
                                        Corporate Secretary



Date:    August 14, 2003

         Pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and rules promulgated thereunder, certain certifications are required in respect of annual and periodic reports filed with the Securities and Exchange Commission. Although quarterly reports furnished to the SEC on Form 6-K are "current" and not "periodic" reports, and do not require certification, the following certifications are given here voluntarily.

                              FORM 6K EXHIBIT INDEX



EXHIBIT NO.                                                                 PAGE
-----------                                                                 ----

99.1              302 Certification - Chief Executive Officer                 21

99.2              302 Certification - Chief Financial Officer                 22

99.3              906 Certification -  Chief Executive Officer                23

99.4              906 Certification -  Chief Financial Officer                24